SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market - IR 13/17

Clarifications on CVM/BOVESPA consultation

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and trades energy, with shares listed on BM&FBovespa (CPLE3, CPLE5, CPLE6), on NYSE (ELPVY, ELP) and on LATIBEX (XCOP) hereby provides clarifications on the news article published by 'Agência Estado - Broadcast', on May 16, 2017, under the title "COPEL/GUETTER: THE GOAL IS TO HAVE A LEVERAGE BELOW 3.3 TIMES BY THE END OF THE YEAR", requested through the Official Letter 1013/2017 - SAE, sent on May 16, 2017 by BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros, the content of which is transcribed below.

____________________________________________________

"May 16, 2017

1013/2017-SAE

Companhia Paranaense de Energia - Copel

Attn: Mr. Luiz Eduardo da Veiga Sebastiani

Investor Relations Officer

Ref.: Request for clarification regarding news published in the media

Dear Sirs,

A news article published by 'Agência Estado – Broadcast' on May 16, 2017, has stated, among other information, that Copel plans to reach by the end of this year a leverage ratio, measured by the ratio between the net debt and the EBITDA, of up to 3.3 times.

We have not identified this information in the documents sent by the company through the Empresas.NET System. In case of contradiction, please inform the document and the pages containing the information, as well as the date and time in which they were sent.

It is worth noting that the company should publish periodic information, and any other information of interest to the market, through the Empresas.NET System, thus ensuring its immediate and full dissemination and the fair treatment of its investors and other market participants.

That said, we request a clarification on the item mentioned, up until May 17, 2017, subject to the provisions of the sole paragraph of Article 6 of CVM Instruction nº 358/02, with your confirmation or not, as well as any other information you consider relevant.

The answer to this company should be sent through the IPE module by selecting the Category: Material Fact or the Category: Notice to the Market, the Type: Clarifications of CVM/Bovespa requests, and the Subject: News item published in the media, which will result in the simultaneous transmission of the file to B3 and CVM. The option to answer through a Material Fact does not rule out any assessment, by CVM, of the responsibility of its timely disclosure, pursuant to CVM Instruction No. 358/02.

We emphasize the obligation, established in the sole paragraph of article 4 of CVM Instruction 358/02, to inquire the management and the controlling shareholders of the company, as all as any other person with access to

Notice to the Market - IR 13/17

material acts or facts, in order to ascertain whether they have knowledge of any information that should be disclosed to the market.

The file to be sent should must have the transcription of the above request before the company’s reply.

This request falls within the Cooperation Agreement signed by CVM and B3 on December 13, 2011, and its non-compliance may subject the company to the possible application of a punitive fine by CVM’s Corporate Relations Head Office – SEP, according to the provisions of CVM Instruction No. 452/07.

Best regards,

Nelson Barroso Ortega

Companies Monitoring Head Office

BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros

c.c.: CVM - Brazilian Securities and Exchange Commission

         Mr. Fernando Soares Vieira - Companies Relations Head Officer

         Mr. Francisco José Bastos Santos - Market Relations and Intermediates Head Officer

________________________________________________

In answer to this request, Copel clarifies that this statement was made in the conference call of the earnings release of the first quarter of 2017, which was held at 10:00 a.m. on May 16, 2017, based on the information and assumptions currently available regarding the operational and financial performance outlook for 2017.

The Company and its subsidiaries contracted loans, funding and issued debentures under terms that require the maintenance of economic-financial indexes within pre-established parameters, being required the annual compliance. The most restrictive index was established at 3.5 times for the ratio between Consolidated Net Debt (including endorsements and guarantees) and consolidated Ebitda.

It is worth emphasizing that future considerations are not guarantees of performance, they involve risks, uncertainties and assumptions, as they refer to future events and, therefore, depend on circumstances that may or may not occur. The general economic conditions, industry conditions and other operational factors may affect the future performance of Copel and may lead to results that materially differ from those stated in such future considerations.

The recording of the conference call is available on the website of the Company.

Curitiba, May 16, 2017.

Adriano Rudek de Moura

Chief Finance and Investor Relations Officer

For more information, please contact the Investor Relations team:

ri@copel.com or +55 41 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 17, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.